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                                        40 King Street West, 52nd Floor OMITTED]
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


          PROVIDES STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS


NOVEMBER 11, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC)

Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross is providing bi-weekly updates to the market regarding the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws. As previously disclosed, Kinross has not yet filed its audited 2004 financial statements as a result of the review of the accounting treatment for the goodwill associated with the TVX Gold/Echo Bay merger.

There have been no new material events since the press release dated October 20, 2005 when Kinross released preliminary, unaudited financial statements for the year ended December 31, 2004 and restated preliminary, unaudited financial statements for the year ended December 31, 2003. Kinross is currently working with its auditors to finalize these financial statements and believes that it will be able to file them within two to three weeks. Once those statements have been completed and filed, Kinross will file its interim financial statements for 2004 and 2005 in sequence followed by other required filings. Regulators may have comments on any of these filings. The interim statements are currently expected to be filed by calendar year end.

Additionally, third quarter 2005 interim financial statements will not be filed by the regulatory deadline of November 15, 2005, but are expected to be filed concurrent with the above mentioned interim financial statements.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of November 21, 2005.


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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                     TRACEY M. THOM
SENIOR VICE PRESIDENT,                  DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS                AND COMMUNICATIONS
Tel.  (416) 365-7254                    Tel. (416) 365-1362